NEXTERA ENERGY, INC.

700 Universe Boulevard

Juno Beach, Florida 33408

VIA EDGAR AND EMAIL

Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 24, 2015

Re:	NextEra Energy, Inc.
Registration Statement on Form S-4
File No. 333-201397

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NextEra Energy, Inc. (the “Registrant”) respectfully requests acceleration of effectiveness of the above-captioned Registration Statement so that it may become effective on Thursday, March 26, 2015 at 3:00 p.m., Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request, the Registrant hereby acknowledges the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to Lawrence S. Makow ((212) 403-1372; LSMakow@wlrk.com) or John L. Robinson ((212) 403-1056; JLRobinson@wlrk.com) of Wachtell, Lipton, Rosen & Katz. In addition, please notify Mr. Makow or Mr. Robinson when this request for acceleration has been granted.

[Signature Page Follows]

Mara L. Ransom

U.S. Securities and Exchange Commission

March 24, 2015

Very truly yours,

NEXTERA ENERGY, INC.

/s/ Charles E. Sieving

Charles E. Sieving

Executive Vice President &

General Counsel

cc:	Lawrence S. Makow, Wachtell, Lipton, Rosen & Katz
Chester A. Richardson, Hawaiian Electric Industries, Inc.
Michael P. Rogan, Skadden, Arps, Meagher & Flom LLP

[Signature Page to Request for Acceleration]